Raveler, Inc.
Statement of Cash Flows
(Unaudited)

	For the Period March 7, 2018 (Inception) to December 31, 2018
Cash flows from operating activities:	
Net loss	(74,000)
Changes in operating assets and liabilities:	-
Net cash provided by (used in) operating activities	(74,000)
Cash flows from investing activities	-
Net cash used in investing activities	-
Cash flows from financing activities:	
SAFE investments	60,000
capital contributions	100,000
Net cash provided by financing activities	160,000
Net cash increase for period	86,000
Cash at beginning of period	-
Cash at end of period	$ 86,000
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$ -
Interest	$ -